

August 10, 2021

Juan Sagales
General Counsel
Wallbox B.V.
Carrer del Foc, 68
Barcelona, Spain 08038

> **Re: Wallbox B.V.**
> **Registration Statement on Form F-4**
> **Filed July 14, 2021**
> **File No. 333-257898**

Dear Mr. Sagales:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Cover Page

1. Please revise your disclosure on the cover page to state that Holdco will be a "controlled company" within the meaning of the corporate governance standards of the NYSE. Identify the controlling stockholders and state that they will collectively control approximately 61.5% of the voting power of Holdco's capital stock.

Q: What interests do the Sponsor, Kensington Initial Stockholders..., page 13

2. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide

similar disclosure for the company's officers and directors, if material.

3.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Wallbox Prospective Financial Information, page 30

4.   We note that the Wallbox provided to the Kensington Board forecasts through year 2027. Please provide an explanation for the basis of the projections beyond year three (i.e. year 2024). Disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total gross profit, including $962 million in 2027. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

5.   We note your attempt to limit reliance on the financial projections. Please explain the basis for your ability to disclaim responsibility for the information that you disclose, and in doing so, please explain what you mean by the phrase "except to the extent required by applicable federal securities laws."

Risk Factors, page 47

6.   We note that the introductory paragraph to this section includes a reference to Kensington's final prospectus filed on February 26, 2021 and subsequent Form 10-Qs. Since you are not eligible to incorporate by reference, please remove these references and include all material risks in this proxy statement/prospectus.

Many of Wallbox's customers are not under long-term contracts..., page 54

7.   Please provide an approximate percentage of the number of customers that have long-term commitments versus how many have contracts that are one to three years in duration.

Holdco may redeem your unexpired Holdco Warrants..., page 80

8.   Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Risks Related to the Business Combination, page 89

9.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

10.   Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability

for any material misstatements or omissions in a registration statement.

If the Business Combination does not qualify as a reorganization..., page 93

11.   We note that tax counsel is not providing an opinion regarding whether the merger will qualify as a reorganization under Section 368 of the Code. Please revise your disclosure to state, if true, that tax counsel is unable to provide an opinion. Please have counsel revise the language in Exhibit 8.1 as well.

Ownership of Holdco, page 110

12.   Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Background of the Business Combination, page 111

13.   We note your disclosure on page 112 that Barclays and Drake Star Partners acted as financial advisors to Wallbox and your disclosure on page 113 that UBS and Barclays were engaged as financial advisors to Kensington. Please revise your disclosure to provide additional detail regarding the role that these third-parties played in the proposed transaction. Please clarify whether the financial advisors delivered any reports to the boards that were materially related to the transaction.

14.   We note your disclosure on page 112 that Kensington contacted companies that it believed could be publicly-traded and received feedback on 86 of them. Please revise to explain the extent to which it engaged in discussions with any of the other companies it contacted.

15.   Please add specific information with respect to the transaction terms proposed at each stage of negotiation. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.

Redemption Rights, page 116

16.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

17.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 169

18.   Please revise your balance sheets as of December 31, 2020 to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

19.   On page 26, you indicate that Kensington should have at least $250 million in the aggregate in (A) its Trust Account (after giving effect to the Kensington Stockholder Redemption) plus (B) cash proceeds received in connection with the PIPE, excluding payments in respect of certain transaction expenses. Given the disclosure that there is a minimum consolidated cash balance requirement of $250 million, please clarify why the pro forma balance of cash and cash equivalents under Scenario 2 appears to be less than that requirement.

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss For the Year Ended December 31, 2020, page 171

20.   In regard to the income tax expense recorded during period ended December 31, 2020, we note you have not included any pro forma adjustments related to income taxes. Given the changes in operating expenses and finance costs under each redemption scenario, please clarify how you determined no pro forma adjustments related to income taxes are necessary.

Customers and Strategic Partnerships, page 186

21.   Please file the non-binding letter of intent with Iberdrola as an exhibit to the proxy statement/prospectus and describe the material terms of the agreement.

Liquidity and Capital Resources, page 203

22.   On page 74, you indicate that you are a holding company with no operations of your own and, as such, you depend on your subsidiaries for cash to fund your operations and expenses, including future dividend payments, if any. To the extent applicable, please revise your financial statements to provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Critical Accounting Policies and Estimates, page 205

23.   We note your critical accounting policy disclosures related to revenue recognition, impairment of non-current assets (including Goodwill), business combinations (including put option liabilities), and share based payment appear to repeat the disclosures in your summary of significant accounting policies footnote. Please be advised these disclosures are meant to provide investors greater insight into the quality and variability of information regarding your financial condition and operating performance. While accounting policy notes in financial statements generally describe the methods used to

apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from application over time. For example, please expand your disclosures to quantify and discuss the impact of your estimates related to enforceable rights, material rights, variable considerations, cash flow assumptions used for goodwill impairment and fair value of your business combinations, and assumptions and estimates used to value put option liabilities and stock-based compensation and to address how management estimated the amounts, including management's accuracy of prior estimates relative to actual experience, where applicable.

Anti-Dilution Adjustments, page 252

24.   We understand the sponsor will receive additional securities pursuant to an antidilution adjustment based on the company's additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Beneficial Ownership of Holdco Securities, page 283

25.   Please revise your disclosure in this section to more prominently address the dual class structure of the Holdco shares and the voting control of the Class B shareholders.

Financial Statements
6. Business Combination, page F-66

26.   Please demonstrate to us how you determined that no additional financial statements are required under Rule 3-05 of Regulation S-X related to your acquisitions during the year ended December 31, 2020.

Exhibit Index, page II-2

27.   You have included a symbol indicating that information has been excluded from certain exhibits. Please identify the exhibits from which you have excluded information.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing